02021455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47716

RECEIVED MAR 12 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Phoenix Portfolio Management Service, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3182 Campus Dr., Ste. 394
(No. and Street)

San Mateo (City) California (State) 94403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Victor V. James, Jr. 650-589-0567 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/30/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor V. James, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Portfolio Management Service, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of SAN MATEO
Subscribed and sworn (or affirmed) to before me this 17th day of JAN, 2002

Notary Public

Signature

President & CFO
Title

SKIP DAHL
Commission # 1256656
Notary Public - California
San Mateo County
My Comm. Expires Apr 9, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Phoenix Portfolio Management Service, Inc.

I have audited the accompanying statement of financial condition of Phoenix Portfolio Management Service, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Portfolio Management Service, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 7, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Phoenix Portfolio Management Service, Inc.
Statement of Financial Condition
As of December 31, 2001

Assets

Cash and cash equivalents	$ 8,354
Receivable from brokers and dealers	4,623
Securities owned, marketable at market price	2,660
Property, plant and equipment (net of $29,254 accumulated depreciation)	3,562
Organization costs (net of $2,000 accumulated amortization)	-
Other assets	7,333
Total assets	$ 26,532

Liabilities &Stockholder's Equity

Liabilities	
Accounts payable	$ 1,231
Total liabilities	1,231
Stockholder's equity	
Common stock, $1 par value, 100,000 shares authorized, 10,000 issued and outstanding	10,000
Additional paid-in capital	40,545
Retained deficit	(25,244)
Total stockholder's equity	25,301
Total liabilities and stockholder's equity	$ 26,532

The accompanying notes are an integral part of these financial statements.

Phoenix Portfolio Management Service, Inc.
Statement of Operations
For the year ended December 31, 2001

Revenue	
Fees and commissions	$ 34,700
Unrealized gains (losses)	1,357
Other income	292
Total revenue	36,349
Expenses	
Communications	3,942
Occupancy and equipment rental	4,355
Interest	750
Taxes, other than income taxes	1,871
Other operating expenses	26,374
Total expenses	37,292
Income (loss) before taxes	(943)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (1,743)

The accompanying notes are an integral part of these financial statements.

Phoenix Portfolio Management Service, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2001

	Common Stock	Paid-In Capital	Retained Deficit	Total
Balance on January 1, 2001	$ 10,000	$ 40,245	$ (23,501)	$ 26,744
Capital Contribution	–	300	–	300
Net income (loss)	–	–	(1,743)	(1,743)
Balance on December 31, 2001	$ 10,000	$ 40,545	$ (25,244)	$ 25,301

The accompanying notes are an integral part of these financial statements.

Phoenix Portfolio Management Service, Inc.
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)		$ (1,743)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operating activities:		
Depreciation	$ 1,046	
Valuation of marketable securities to market	(1,357)	
(Increase) decrease in:		
Accounts receivable	(4,513)	
Other assets	(500)	
Prepaid taxes	800	
(Decrease) increase in:		
Accounts payable	(452)	
Total adjustments		(4,976)
Net cash and cash equivalents used by operating activities		(6,719)
Cash flows from investing activities:		
Net cash and cash equivalents from investing activities		–
Cash flows from financing activities:		
Proceeds from additional paid-in capital	300	
Net cash and cash equivalents provided by financing activities		300
Net decrease in cash and cash equivalents		(6,419)
Cash and cash equivalents at beginning of year		14,773
Cash and cash equivalents at end of year		$ 8,354

Additional disclosures:

Taxes paid	$ 800
Interest paid	$ 750

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Phoenix Portfolio Management Service, Inc. (the "Company") was incorporated in the State of California on January 26, 1996. The Company was formed as a registered broker dealer with the Securities and Exchange Commission with the primary intention of engaging in the retail securities brokerage business. The Company also operates as a registered investment advisor.

The Company functions on a fully disclosed basis whereby it does not receive deposits or securities from customers. The customer's accounts are carried by a clearing broker.

The Company currently has a small base of approximately twenty five (25) clients with a majority of the clients in the San Francisco/Oakland area. One (1) to two (2) of these clients comprised approximately 20% of the Company's commissions.

Summary of Significant Accounting Policies

For purposes of presenting the statements of cash flows, cash and cash equivalents are defined as monies held in bank accounts and money market funds.

Marketable securities are valued at market value. The resulting differences between cost and market (or fair market) value is included in income. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Investment advisory fees are received quarterly and recorded as earned.

The Company depreciates its assets over a useful life of five (5) and seven (7) years, using the straight-line method of depreciation.

The Company has elected to amortize its organization cost over a five (5) year period.

The Company, with the consent of its shareholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision of liability for federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: MARKETABLE SECURITIES

Marketable securities consist of equities with the fair market value of $2,660. The difference between the mark to market value is included in income as unrealized gains and (losses) of $1,357.

Note 3: PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their useful lives. Property and equipment consisted of the following at December 31, 2001.

		Depreciable Lives
Leasehold improvements	$ 3,359	39 years
Equipment	12,252	5-7 years
Furniture & fixtures	1,517	5 years
Computer equipment	11,734	5 years
Software	5,000	5 years
	33,862	
Less accumulated depreciation	(30,300)	
Net book value	$ 3,562	

Depreciation expense for the period ended December 31, 2001 was $1,046.

Note 4: PROVISION FOR INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $800 represents the minimum California Franchise Tax Board fee. Similar to the federal rules, the net income passes through to the shareholder so that federal and state taxes are primarily paid on the individual level.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but at December 31, 2001, the Company's net capital of $13,811 exceeded the minimum net capital requirements by $8,811; and the Company's ratio of aggregate indebtedness ($1,231) to net capital was 0.09:1 which is less than the 15 to 1 maximum ratio required of a broker-dealer.

Phoenix Portfolio Management Service, Inc.
Schedule I - Computation of Net Capital
As of December 31, 2001

Stockholder's equity:		
Common stock	$ 10,000	
Additional paid-in capital	40,545	
Retained deficit	(25,244)	
Total stockholder's equity		$ 25,301
Deductions to net capital:		
Less: Non-allowable assets:		
Property, plant & equipment, net	(3,562)	
Other assets	(7,333)	
Total deductions from equity		(10,895)
Net capital before haircuts		14,406
Less: Haircuts		
Haircuts on securities and money market funds	(595)	
Total Haircuts		(595)
Net Capital		13,811
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ (82)	
Minimum dollar net capital required	(5,000)	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 8,811

Ratio of aggregate indebtedness to net capital 0.09:1

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

See independent auditor's report.

Phoenix Portfolio Management Service, Inc.
Schedule II - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Phoenix Portfolio Management Service, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Phoenix Portfolio Management Service, Inc.
Schedule III - Computation for the Determination of Reserve Requirements Under Rule 15c3-3
As of December 31, 2001

A computation of reserve requirement is not applicable to Phoenix Portfolio Management Service, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Phoenix Portfolio Management Service, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Phoenix Portfolio Management Service, Inc.

In planning and performing my audit of the financial statements of Phoenix Portfolio Management Service, Inc. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Phoenix Portfolio Management Service, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 7, 2002